David E. Ullman
Executive Vice President-
Chief Financial Officer
410-239-5715

February 27, 2012

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance – Mail Stop 3720
100 F. St., N.E.
Washington, DC  20549

Attention:  Mr. John Reynolds, Assistant Director

Re:	Jos. A. Bank Clothiers, Inc. Form 10-K for Fiscal Year Ended January 29, 2011 Filed March 30, 2011 File No. 000-23874 Definitive Proxy Statement on Schedule 14A Filed May 13, 2011 File No. 000-23874

Ladies and Gentlemen:

We are in receipt of your letter dated January 27, 2012 and we have reviewed the comment contained therein.  For your ease of reference, we have included your original comment below and have provided our response after the comment.  In our response, we refer to Jos. A. Bank Clothiers, Inc. as the “Company,” “we” or “our.”

Item 13. Certain Relationships and Related Transactions, page 41

Definitive Proxy Statement on Schedule 14A filed May 13, 2011

Transactions with Related Persons, page 39

1.
It is unclear if you provided the disclosure required by Item 404(b) of Regulation S-K. We note, in this regard, your response to comment four in your correspondence dated July 28, 2010.  Please provide draft disclosure and confirm that you will include it in future filings, or advise.

500 Hanover Pike · Hampstead, MD  21074 · 410-239-2700
www.josbank.com

United States Securities and Exchange Commission
February 27, 2012

Response:

We note your comment and confirm that we will include disclosure similar to the following in our future Proxy Statement filings:

“TRANSACTIONS WITH RELATED PERSONS

On September 9, 2008, the Company and Mr. Wildrick entered into a Consulting Agreement (the “Consulting Agreement”) pursuant to which the Company retained Mr. Wildrick to consult on matters of strategic planning and initiatives for a term of three years commencing February 1, 2009 at a fee of $825,000 per year. On November 30, 2010, those members of the Board who are “independent directors” in accordance with the Nasdaq Rules met in executive session and approved an amendment to the Consulting Agreement. As Mr. Wildrick is the Chairman of the Board and the amendment constituted a related party transaction, generally the Audit Committee would have been responsible for evaluating the transaction. The Board instead met in executive session in order to increase the number of independent directors who participated in the decision. The First Amendment to Consulting Agreement extended the term of the Consulting Agreement to January 26, 2014. All other terms of the Consulting Agreement were unchanged.

The Consulting Agreement includes an agreement by Mr. Wildrick not to compete with the Company or to solicit its customers or employees during its term. The Consulting Agreement also provides for the acceleration of payments due thereunder to Mr. Wildrick in connection with certain termination events. If Mr. Wildrick’s services are terminated by the Company without “cause” (as defined below), the Company will be obligated to pay Mr. Wildrick the balance of amounts due under the Consulting Agreement for its remaining term as and when such payments would otherwise be due. If Mr. Wildrick’s services are terminated by the Company with “cause,” the Company will be obligated to pay Mr. Wildrick the unpaid, prorated amount of the consulting fees payable through the date of termination. For purposes of the Consulting Agreement, “cause” means: (a) the conviction of Mr. Wildrick of a felony involving money or other property of the Company or any other felony or offense involving moral turpitude; or (b) the willful commission of any act of fraud or misrepresentation related to the business of the Company which would materially and negatively impact the Company. If within ninety (90) days following a change of control of the Company (defined consistently with Mr. Black’s employment agreement), Mr. Wildrick exercises his right to terminate the Consulting Agreement or the Company terminates the Consulting Agreement based on a default thereunder by Mr. Wildrick, the Company will pay Mr. Wildrick a lump sum equal to the balance of amounts due under the Consulting Agreement for its remaining term.

Policies and Procedures for Review and Approval of Transactions with Related Persons

The Company’s policy regarding related party transactions is set forth in the Audit Committee’s charter and in the Company’s Corporate Governance Standards (both of which

Jos. A. Bank Clothiers, Inc.
500 Hanover Pike · Hampstead, MD  21074 · 410-239-2700

United States Securities and Exchange Commission
February 27, 2012

are available on our website at www.josbank.com). As used herein and therein, “related party transactions” are transactions that are required to be disclosed pursuant to Item 404(a) of Regulation S-K of the Securities and Exchange Commission. Item 404(a) generally requires disclosure of transactions in which the Company is a participant, the amount involved exceeds $120,000 and in which any related person (such as an executive officer, director, director nominee, or 5% stockholder of the Company or any family member of the foregoing) has a direct or indirect material interest. Except as otherwise set forth below, the Audit Committee shall review each related party transaction to determine whether it is fair and reasonable to the Company. Notwithstanding the foregoing, in lieu of the Committee so doing, the determination of whether a related party transaction is fair and reasonable to the Company may be made by the members of the Board who are independent directors. The Company will enter into or ratify a related party transaction only if the Committee or the independent directors, as the case may be, determines that it is fair and reasonable to the Company. In the event a related party transaction is entered into without prior approval as set forth in the Company’s related party transaction policy and, after review by the Committee or the independent directors, as the case may be, such transaction is not determined to be fair and reasonable to the Company, the Company will make all reasonable efforts to cancel or annul such transaction. The First Amendment to Consulting Agreement was ratified by the independent directors in accordance with the foregoing procedures.”

As requested by your letter, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (410) 239-5715.

Very truly yours,

/s/DAVID E. ULLMAN
David E. Ullman
Executive Vice President-Chief Financial Officer

cc:	Ruairi Regan James Lopez Charles D. Frazer

Jos. A. Bank Clothiers, Inc.
500 Hanover Pike · Hampstead, MD  21074 · 410-239-2700